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                                                               Exhibit (a)(5)(c)
FOR IMMEDIATE RELEASE


SWISS ARMY BRANDS ANNOUNCES SPECIAL COMMITTEE'S RECOMMENDATION
TO STOCKHOLDERS OF VICTORINOX'S OFFER TO PURCHASE ALL SHARES

        SHELTON, CONN., July 23, 2002 -- Swiss Army Brands, Inc. (Nasdaq: SABI) (the "Company") announced today that a Special Committee, comprised of non-employee members of the Company's board of directors (the "Special Committee"), has reviewed and recommended as fair to the Company's stockholders an offer by SABI Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Victorinox AG, a Swiss corporation ("Victorinox"), to purchase all of the publicly held shares of the Company's common stock not owned by Victorinox and its affiliates (the "Shares") at a price of $9.00 per share in cash. The Purchaser has commenced a tender offer for the Company's Shares at $9.00 per share, net to the seller in cash, less any required withholding of taxes and without payment of interest. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by Victorinox and its affiliates will equal at least 90% of the total number of outstanding Shares. Victorinox and its affiliates currently own approximately 67.8% of Swiss Army Brands' outstanding common stock.

        The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company's stockholders are advised to read the tender offer statement, which is being filed today by Victorinox with the U.S. Securities and Exchange Commission (the "Commission"), and the related solicitation/recommendation statement that is being filed today by the Company with the Commission. The tender offer statement (which includes an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to a tender offer. The Company's stockholders are able to obtain a copy of these documents from the purchasers' information agent, without charge, upon request. These documents also are made available at no charge on the SEC's web site at www.sec.gov.

Swiss Army Brands, Inc. is the exclusive United States, Canadian, and Caribbean marketer of Victorinox(R) original Swiss Army(TM) knives, multi-tools and SwissCard(TM). In addition to its line of Swiss Army(R) brand watches, Sunglasses and Writing Instruments, the Company also markets Bear MGC(TM) knives and multi-tools as well as cutlery under the R. H. Forschner(R) brand. The Company sublicenses the famous Victorinox Crest Design and the Victorinox trademark to select quality manufacturers for Victorinox(R) Travel Gear and Victorinox(R) Apparel. Swiss Army Brands operates a flagship retail store at 136 Prince Street in the SoHo neighborhood of New York City. The Company web site is located at www.swissarmy.com.